Exhibit 99.1

Newater Technology and NW Blockchain Limited Announce Strategic Partnership Agreement

Yantai, China, January 16, 2018 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer and manufacturer of membrane filtration products and related hardware and engineered systems used in the treatment, recycling and discharge of wastewater, is pleased to announce its new strategic partnership with NW Blockchain Limited (“NWBL”), a blockchain developer focused upon environmental protection projects, to jointly develop blockchain applications to use in the wastewater treatment industry.

NWBL expects to utilize blockchain technology in the wastewater treatment industry to develop a new value-based exchange network. Blockchain is a digitized, decentralized, open, distributed ledger that can record transactions between two parties efficiently and in a verifiable and permanent way.

The partners will focus on building a traceable, transparent, and highly-secured platform for wastewater treatment opportunities and transactions. The partners expect to develop a blockchain token system that will be backed by the assets and the revenues from the wastewater treatment projects invested by NWBL and operated and managed by Newater. Investors will be able to purchase tokens from NWBL.

For each wastewater treatment project identified by both partners, NWBL will fund the project and purchase the wastewater treatment equipment from the Company. The Company will then manage and operate those projects. During the lifetime of the project, NWBL will pay the Company 20% of the project proceeds for managing and operating the project annually.

“Having a strategic partner like NWBL opens the doors for our company to access blockchain technology and allows us to potentially significantly increase the Company’s revenue by engaging in larger projects that we believe are readily available in the growing China market.”

“We believe the partnership with NWBL will add value to our shareholders because in addition to our traditional equipment sales business, the management fees expected to be generated from operating wastewater treatment plants will provide an additional revenue stream. We believe this strategic partnership will expedite our growth and strengthen our company’s position as a leading disk tube reverse osmosis and disk tube nano-filtration manufacturer in China,” commented Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer.”

About NW Blockchain Limited

NW Blockchain Limited, a blockchain ecosystem builder, is focused on environmental protection and atmospheric management using blockchain technology.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for wastewater treatment, recycling and discharge. It currently has completed more than 60 wastewater treatment projects in more than 14 provinces in China. More information about the Company can be found at: www.newater.cc.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, its ability to generate revenues from its joint ventures with NWBL and NWBL’s ability to create a crypto-currency that can exchanged on a readily used market that offers liquidity to investors are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For additional information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Y. Tracy Tang CFA, CPA
NEWATER TECHNOLOGY INC.	SINO-AMERICAN INVESTOR ADVISORY
Phone: +86 (535) 626-4177	Phone: +1 (646) 485-1040
Email: zhuozhang@newater.cc	Email: Tracy.tang@sino-UsInvestors.com